Exhibit 99.1

QIWI to Announce Second Quarter 2013 Financial Results on August 27, 2013

MOSCOW, RUSSIA – August 14, 2013 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) today announced that it will host a conference call and webcast on Tuesday, August 27, 2013 at 8:30 a.m. ET to review second quarter 2013 financial results. A press release with second quarter 2013 financial results will be issued before the market opens on Tuesday, August 27, 2013.

The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (877) 870-5176 or +1 (858) 384-5517 for international callers; the pin number is 419310. The replay will be available until Tuesday, September 3, 2013. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI

QIWI is a leading provider of next generation payment services in Russia and the CIS. QIWI has an integrated proprietary network that enables payment services across physical, online and mobile channels. QIWI has deployed approximately 13 million virtual wallets, over 165,000 kiosks and terminals, and enabled over 47,000 merchants to accept over RUB 41 billion cash and electronic payments monthly from over 60 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Investor Contact

Yakov Barinskiy

Head of Investor Relations

+7.499.709.0192

ir@qiwi.com